SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



         For the period from January 1, 1999 to March 31, 1999
                and the year ended December 31, 1998

         Commission File Number 1-2227

         C.      Full title of the plan:

                 Crown Cork & Seal Company, Inc.
                 401(K) Retirement Savings Plan
                 For Salaried Employees of CONSTAR International, Inc.

         D. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:


                       CROWN CORK & SEAL COMPANY, INC.
                              ONE CROWN WAY
                       PHILADELPHIA, PA 19154-4599

                                      INDEX


                                                                       Page(s)


Signatures.........................................................      3

Report of Independent Accountants..................................      6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA......    7 to 14

Exhibit 23 - Consent of Independent Accountants....................      15

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized






                                          Crown Cork & Seal Company, Inc.
                                          401 (K) Retirement Savings Plan
                                          For Salaried Employees of
                                          CONSTAR International, Inc.


                                     By:  /s/ James T. Malec
                                          ------------------------------
                                          James T. Malec
                                          Member, Benefit Plan Committee

Date: September 29, 1999

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan For Salaried Employees
Of CONSTAR International, Inc.


Financial Statements For The Period
From January 1, 1999 TO March 31, 1999
And The Year Ended December 31, 1998

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan For Salaried Employees
of CONSTAR International, Inc.
Index to Financial Statements and Supplemental Information
- --------------------------------------------------------------------------------



                                                                    PAGE

Report of Independent Accountants                                    1

Financial Statements

    Statement of Net Assets Available for Benefits
       as of March 31, 1999 and December 31, 1998                    2

    Statement of Changes in Net Assets Available for Benefits
       for the Period from January 1, 1999 to March 31, 1999
       and for the Year Ended December 31, 1998                      3

    Notes to Financial Statements                                  4 - 9




Note: Supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc.

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc. (the "Plan") at March 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the period from January 1, 1999 to March 31, 1999 and the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As explained in Note 1, the Plan was merged with and into the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan effective March 31, 1999.


PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
September 27, 1999

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan For Salaried Employees
of CONSTAR International, Inc.
Statement of Net Assets Available for Benefits
March 31, 1999 and December 31, 1998
- --------------------------------------------------------------------------------
                                                   March 31,       December 31,
                                                     1999              1998


Investments, at fair value:
Registered investment companies:
     Vanguard Balanced Index Fund                    $ -          $ 2,556,506 *
     Vanguard Total Bond Market Index Fund             -              567,698
     Vanguard Explorer Fund                            -              847,747
     Vanguard 500 Index Fund                           -            7,245,558 *
     Vanguard International Growth Fund                -              838,913
     STI Classic Prime Quality Money Market Fund       -               81,712
Crown Cork & Seal Fixed Income Fund                    -            6,161,387 *
Crown Cork & Seal Stock Fund                           -            1,831,288 *
Participant loans                                      -              856,770
                                                     ----         ------------
        Total investments                              -           20,987,579
                                                     ----         ------------
Receivables:
Employer contributions                                 -               23,092
Participant contributions                              -               61,581
                                                     ----         ------------

        Total receivables                              -               84,673
                                                     -----        ------------

Net assets available for benefits                    $ -          $21,072,252
                                                     =====        ============


* Represents 5% or more of net assets available for benefits.

  The accompanying  notes are an  integral  part ofthese financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Statement of Changes in Net Assets Available for Benefits
For the Period from January 1, 1999 to March 31, 1999 and
the Year Ended December 31, 1998
- --------------------------------------------------------------------------------

                                                    March 31,     December 31,
                                                      1999            1998
Additions:
Investment income:
     Interest and dividend income                 $   182,693     $   708,849
     Interest income, participant loans                18,291          67,325
     Net appreciation in fair value of investments    126,727         801,726
                                                  ------------    ------------
                                                      327,711       1,577,900
                                                  ------------    ------------

Contributions:
     Employer                                          49,780         325,252
     Participant                                      147,778         935,975
                                                  ------------    ------------
                                                      197,558       1,261,227
                                                  ------------    ------------
        Total additions                               525,269       2,839,127
                                                  ------------    ------------

Deductions:
Payment of benefits                                   602,526       4,485,044
Administrative expenses                                12,256               -
                                                  ------------    ------------
Total deductions                                      614,782       4,485,044
                                                  ------------    ------------
Net decrease                                          (89,513)     (1,645,917)
Transfer to Crown Cork & Seal Company, Inc.
     401(k) Retirement Savings Plan               (20,982,739)              -
                                                  ------------    ------------

Net assets available for benefits:
     Beginning of period                           21,072,252      22,718,169
                                                  ------------    ------------
     End of period                                $         -     $21,072,252
                                                  ------------    ------------


The  accompanying  notes are an  integral  part of these financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan For Salaried Employees
of CONSTAR International, Inc.
Notes To Financial Statements
March 31, 1999
- --------------------------------------------------------------------------------


 1.  DESCRIPTION OF PLAN

     The following description of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc. (the "Plan") provides only general information.
     Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     Effective March 31, 1999, the Plan was merged with and into the Crown Cork & Seal Company, Inc. 401(k)Retirement Savings Plan.

     GENERAL

     The Plan is a defined contribution plan covering all salaried employees of CONSTAR International, Inc. (the "Company") who have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS

     Each year, participants may make a basic pre-tax contribution of 2 percent to 6 percent of their compensation, as defined in the Plan. In addition, participants may make a supplemental pre-tax contribution up to 10 percent of their pre-tax compensation plus an "added value" contribution of up to 10 percent of compensation. The aggregate of these contributions may not exceed 17 percent of the participant's compensation, subject to certain limitations. In addition, participants may make after-tax contributions of up to 10 percent of their compensation. The Company contributes 50 percent of the first 6 percent of the participant's aggregate pre-tax and after-tax contributions.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING

     Participants  are  immediately  vested  in  their   contributions  and  the
     Company's contributions plus actual earnings thereon.

     PARTICIPANT LOANS

     Participants may borrow from their account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan. Loan terms range from 1 to 5 years. Longer periods may be approved by the Plan Administrator if the loan is used to purchase a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates ranged from 8.75 percent to 10 percent as of March 31, 1999 for loans outstanding and ranged from 9.5 percent to 10
     percent for  loans  outstanding  as  of  December 31, 1998.   Principal
     and interest is paid ratably through monthly payroll deductions.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan For Salaried Employees
of CONSTAR International, Inc.
Notes To Financial Statements
March 31, 1999
- --------------------------------------------------------------------------------

     PAYMENT OF BENEFITS

     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his/her account or monthly installments over a period equal to the life expectancy of the recipient or beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

     PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     INVESTMENT OPTIONS

     Participants are able to allocate their contributions among the following investment options:

     VANGUARD BALANCED INDEX FUND: Seeks to provide income and long-term growth of capital and income by dividing its assets between indexed portfolios of stocks (60%) and bonds (40%).

     VANGUARD TOTAL BOND MARKET INDEX FUND (FORMERLY THE VANGUARD BOND INDEX FUND - TOTAL BOND MARKET PORTFOLIO): Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market.

     VANGUARD EXPLORER FUND: Seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

     VANGUARD 500 INDEX FUND (FORMERLY THE VANGUARD INDEX TRUST - 500 PORTFOLIO): Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

     VANGUARD INTERNATIONAL GROWTH FUND (FORMERLY THE VANGUARD INTERNATIONAL GROWTH PORTFOLIO): Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

     CROWN CORK & SEAL STOCK FUND: Invests in Crown Cork & Seal stock to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends.

     CROWN CORK & SEAL FIXED INCOME FUND: Seeks to preserve the value of the original investment and provide an attractive level of interest by investing primarily in investment contracts issued by insurance companies and banks and other types of fixed principal investments. It is designed to maintain a constant $1.00 share value.

     STI CLASSIC PRIME QUALITY MONEY MARKET FUND: Invests in high quality short-term debt securities. These include CDs, bankers' acceptances, commercial paper, U.S. treasury securities and some municipal securities and repurchase agreements. It is designed to maintain a constant $1.00 share value.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan For Salaried Employees
of CONSTAR International, Inc.
Notes To Financial Statements
March 31, 1999
- --------------------------------------------------------------------------------

 2.  SUMMARY OF ACCOUNTING POLICIES

     The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan's financial statements:

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Units of the Company's Fixed Income Fund are valued at net asset value at year end. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

 3.  RELATED PARTY TRANSACTIONS

     The Plan invests in shares of registered investment companies managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for those investments defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

 4.  CROWN CORK & SEAL FIXED INCOME FUND

     The Crown Cork & Seal Fixed Income fund consists of guaranteed investment contracts ("GICs") and the Vanguard Retirement Savings Trust. The GICs are valued at contract value, which approximates fair value. The GICs are fully benefit responsive. Interest rates on GICs ranged between 4.94 percent and
     7.32 percent at December 31, 1998. Average yields on GICs were 6.03 percent for the period from January 1, 1999 to March 31, 1999 and 5.71 percent for the year ended December 31, 1998. The Vanguard Retirement Savings Trust is a tax-exempt collective fund invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share. As the GICs mature, the proceeds are invested in the Vanguard Retirement Savings Trust.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan For Salaried Employees
of CONSTAR International, Inc.
Notes To Financial Statements
March 31, 1999
- --------------------------------------------------------------------------------

 5.  PLAN EXPENSES

     The Company generally pays for the Plan's administrative expenses except for brokerage commissions and related expenses which are paid directly from the Plan's earnings, and certain recordkeeping fees which are deducted from Plan assets.

 6.  TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated February 22, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Accordingly, the Plan is not subject to federal or local income taxes. However, the Plan has been amended since receiving the determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan For Salaried Employees
of CONSTAR International, Inc.
Notes To Financial Statements
March 31, 1999
- --------------------------------------------------------------------------------
 7.  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

     The allocation of changes in net assets available for benefits for the period from January 1, 1999 to March 31, 1999 is as follows:


                                                                Fund Information
                       ------------------------------------------------------------------------------------------------
                                     Vanguard                                                          Crown
                           Vanguard   Total                          Vanguard                       Cork & Seal
                           Balanced   Bond     Vanguard   Vanguard International Crown                 Fixed
                             Index    Market   Explorer   500 Index   Growth   Cork & Seal Participant Income    STI
                             Fund   Index Fund   Fund       Fund       Fund     Stock Fund   Loans     Fund      Fund       Total

Additions:

Investment income:
   Interest and
      dividend income  $    23,772 $  10,036 $       - $    46,579 $       - $    14,612 $       - $    86,847 $    847 $   182,693
   Interest income,
      participant loans          -         -         -           -         -           -    18,291           -        -      18,291
   Net appreciation
     (depreciation)
     of investments         28,795   (12,709)  (55,915)    315,026    (8,928)   (139,542)        -           -        -     126,727
                       ----------- --------- --------- ----------- --------- ----------- --------- ----------- -------- -----------
                            52,567    (2,673)  (55,915)    361,605    (8,928)   (124,930)   18,291      86,847      847     327,711
                       ----------- --------- --------- ----------- --------- ----------- --------- ----------- -------- -----------

Contributions:
   Employer                  7,805     2,282     2,943      18,209     2,506       4,231         -      11,804        -      49,780
   Participant              23,654     6,430    10,759      55,474     9,371      12,193         -      29,897        -     147,778
   Participant loan
     repayments             11,040     2,910     3,777      25,022     4,236       5,991   (79,479)     26,503        -           -
                       ----------- --------- --------- ----------- --------- ----------- --------- ----------- -------- -----------
                            42,499    11,622    17,479      98,705    16,113      22,415   (79,479)     68,204        -     197,558
                       ----------- --------- --------- ----------- --------- ----------- --------- ----------- -------- -----------
     Total additions        95,066     8,949   (38,436)    460,310     7,185    (102,515)  (61,188)    155,051      847     525,269
                       ----------- --------- --------- ----------- --------- ----------- --------- ----------- -------- -----------
Deductions:
Participant loan
  withdrawals               10,673     1,135     2,094       4,932        88       3,116   (56,845)     34,807        -           -
Payment of benefits        110,417     3,924    41,749     262,414     1,432      58,303    29,665      93,560    1,062     602,526
Administrative expenses          -         -         -           -         -           -         -           -   12,256      12,256
                       ----------- --------- --------- ----------- --------- ----------- --------- ----------- -------- -----------
     Total deductions      121,090     5,059    43,843     267,346     1,520      61,419   (27,180)    128,367   13,318     614,782
                       ----------- --------- --------- ----------- --------- ----------- --------- ----------- -------- -----------
Net increase (decrease)
  prior to interfund
  transfers                (26,024)    3,890   (82,279)    192,964     5,665    (163,934)  (34,008)     26,684  (12,471)    (89,513)
Interfund transfers         19,324    62,727   (73,431)    216,626   (14,858)     (6,914)        -    (203,474)       -           -
Transfer to Crown Cork
  & Seal Company, Inc.
  Retirement
  Savings Plan          (2,562,708) (638,091) (698,048) (7,685,661) (834,546) (1,667,486) (822,762) (6,004,196) (69,241)(20,982,739)
                       ----------- --------- --------- ----------- --------- ----------- --------- ----------- -------- -----------
Net decrease            (2,569,408) (571,474) (853,758) (7,276,071) (843,739) (1,838,334) (856,770) (6,180,986) (81,712)(21,072,252)

Net assets available
  for benefits:
    Beginning of period  2,569,408   571,474   853,758   7,276,071   843,739   1,838,334   856,770   6,180,986   81,712  21,072,252
                       ----------- --------- --------- ----------- --------- ----------- --------- ----------- -------- -----------
    End of period      $         - $       - $       - $         - $       - $         - $       - $         - $      - $         -
                       =========== ========= ========= =========== ========= =========== ========= =========== ======== ===========


Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan For Salaried Employees
of CONSTAR International, Inc.
Notes To Financial Statements
March 31, 1999
- --------------------------------------------------------------------------------

 7.  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

     The allocation of changes in net assets available for benefits for the year ended December 31, 1998 is as follows:

                                                              Fund Information
                        ----------------------------------------------------------------------------------------------
                                    Vanguard                                                            Crown
                           Vanguard   Total                            Vanguard                      Cork & Seal
                           Balanced   Bond       Vanguard  Vanguard  International Crown                Fixed
                            Index     Market     Explorer  500 Index    Growth  Cork & Seal Participant Income    STI
                            Fund    Index Fund     Fund      Fund        Fund   Stock Fund   Loans      Fund      Fund      Total

Additions:
Investment income:
   Interest and
     dividend income     $   98,231 $  35,548  $   7,600  $ 114,263  $  16,701  $  60,437  $      -  $ 369,532  $ 6,537  $  708,849
   Interest income,
     participant loans            -         -          -          -          -          -    67,325          -        -      67,325
   Net appreciation
     (depreciation) of
     investments            322,140     9,935      4,750  1,477,096     96,287 (1,108,482)        -          -        -     801,726
                         ---------- --------- ---------- ---------- ---------- ---------- --------- ---------- -------- -----------
                            420,371    45,483     12,350  1,591,359    112,988 (1,048,045)   67,325    369,532    6,537   1,577,900
                         ---------- --------- ---------- ---------- ---------- ---------- --------- ---------- -------- -----------
Contributions:
   Employer                  47,965    13,879     24,739    115,140     16,017     29,574         -     77,938        -     325,252
   Participant              143,106    40,163     74,316    342,787     49,730     79,352         -    206,521        -     935,975
   Participant loan
     repayments              53,453     8,477     20,036     87,862     13,982     18,438  (295,104)    92,856        -           -
                         ---------- --------- ---------- ---------- ---------- ---------- --------- ---------- -------- -----------
                            244,524    62,519    119,091    545,789     79,729    127,364  (295,104)   377,315        -   1,261,227
                         ---------- --------- ---------- ---------- ---------- ---------- --------- ---------- -------- -----------
     Total additions        664,895   108,002    131,441  2,137,148    192,717   (920,681) (227,779)   746,847    6,537   2,839,127
                         ---------- --------- ---------- ---------- ---------- ---------- --------- ---------- -------- -----------
Deductions:
Participant loan
  withdrawals                26,038     2,110     16,626    111,408     17,983     62,354  (326,794)    90,275        -           -
Payment of benefits         592,771    57,024    181,743    945,652     70,741    543,683   141,360  1,897,159   54,911   4,485,044
                         ---------- --------- ---------- ---------- ---------- ---------- --------- ---------- -------- -----------
     Total deductions       618,809    59,134    198,369  1,057,060     88,724    606,037  (185,434) 1,987,434   54,911   4,485,044

Net increase (decrease)  ---------- --------- ---------- ---------- ---------- ---------- --------- ---------- -------- -----------
  prior to interfund
   transfers                 46,086    48,868    (66,928) 1,080,088    103,993 (1,526,718)  (42,345)(1,240,587) (48,374) (1,645,917)

Interfund transfers         132,562   (30,578)  (292,972)   434,238   (123,345)  (347,823)        -    227,918        -           -
                         ---------- --------- ---------- ---------- ---------- ---------- --------- ---------- -------- -----------
Net increase (decrease)     178,648    18,290   (359,900) 1,514,326    (19,352)(1,874,541)  (42,345)(1,012,669) (48,374) (1,645,917)

Net assets available
  for benefits:
     Beginning of period  2,390,760   553,184  1,213,658  5,761,745    863,091  3,712,875   899,115  7,193,655  130,086  22,718,169
                         ---------- --------- ---------- ---------- ---------- ---------- --------- ---------- -------- -----------
     End of period       $2,569,408 $ 571,474 $  853,758 $7,276,071 $  843,739 $1,838,334 $ 856,770 $6,180,986 $ 81,712 $21,072,252
                         ========== ========= ========== ========== ========== ========== ========= ========== ======== ===========



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